

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Nick King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

> **Re: VV Markets LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 11**
> **Filed May 25, 2023**
> **File No. 024-11306**

Dear Nick King:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 11 to Offering Statement on Form A-1 Filed May 25, 2023

The Underlying Assets, page 37

1. Please revise the description of the underlying assets for each series to include the average price per bottle, third-party valuation estimate for the underlying assets, and a detailed description of the market assessment, as it pertains to the specific underlying assets, as you have done in prior offering statements.

General

2. We note the various purchase agreements between VV Markets, LLC and Vinvesto, Inc. that are filed as exhibits. We note that such agreements generally require VV Markets LLC to pay and deliver an agreed upon purchase price to Vinvesto, Inc. Please revise to include the receipt reflecting Vinvesto, Inc.'s purchase of the underlying asset, as you have

done in prior offering statements. Additionally, please revise the Use of Proceeds sections for each series offering to note the asset purchase price, as paid by Vinvesto, Inc. to the asset seller. To the extent that the asset purchase price for an underlying asset differs from the price paid by VV Markets LLC to Vinvesto, Inc., please revise to state as much, explain the reason for the difference, and how such difference was accounted for with respect to the sourcing fee.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson